Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 1 DATED JUNE 2, 2014
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 28, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	recent real property investments;
(3)	update to the Prior Performance Summary;
(4)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of May 2014; and
(5)	information regarding the share redemption limit.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of May 2014, we accepted investors’ subscriptions for, and issued, a total of 407,362 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $7.0 million, consisting of 397,981 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $6.8 million, and 9,381 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $159,000. As of May 31, 2014, we had accepted investors’ subscriptions for, and issued, approximately 5.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $91.9 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of May 31, 2014; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 84 of the prospectus.
As of May 31, 2014, we, through separate wholly-owned limited liability companies and limited partnerships, owned 46 properties located in 22 states, consisting of approximately 949,000 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We acquired two properties between May 9, 2014 and May 31, 2014 for an aggregate purchase price of $8.4 million, consisting of approximately 147,000 gross rentable square feet.

Update to the Prior Performance Summary
The following information supersedes and replaces the fourth paragraph on page 150 of the prospectus, in the section of our prospectus captioned “Prior Performance Summary — Prior Public Programs — Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)” on page 148 of the prospectus.
On December 6, 2011, Cole Income NAV Strategy commenced an initial public offering of up to $4.0 billion in shares of its common stock at an initial offering price of $15.00 per share. The conditions of the escrow agreement were satisfied on December 7, 2011, and thereafter, the per share purchase price of Cole Income NAV Strategy’s common stock varies from day-to-day and, on any given business day, is equal to its net asset value (“NAV”) divided by the number of shares of its common stock outstanding as of the end of business on such day. The purchase price for shares under Cole Income NAV Strategy’s distribution reinvestment plan is equal to the NAV per share on the date that the distribution is payable, after giving effect to the distribution. As of December 31, 2013, Cole Income NAV Strategy had raised approximately $67.8 million from approximately 1,200 investors and owned 24 single-tenant commercial properties, five office and/or industrial properties and three multi-tenant retail properties, or a total of 32 properties, in 19 states with an aggregate acquisition cost of approximately $103.3 million.
NAV per Share
The following is a list of the NAV per share on each business day for the month of May 2014 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
May 1, 2014	$17.00	$16.97	$17.02
May 2, 2014	$17.00	$16.97	$17.02
May 5, 2014	$16.99	$16.97	$17.02
May 6, 2014	$16.99	$16.97	$17.02
May 7, 2014	$16.99	$16.97	$17.02
May 8, 2014	$16.99	$16.97	$17.02
May 9, 2014	$16.99	$16.97	$17.02
May 12, 2014	$16.99	$16.97	$17.02
May 13, 2014	$16.99	$16.97	$17.02
May 14, 2014	$16.99	$16.97	$17.02
May 15, 2014	$16.99	$16.97	$17.02
May 16, 2014	$16.99	$16.97	$17.02
May 19, 2014	$16.99	$16.96	$17.02
May 20, 2014	$17.00	$16.98	$17.03
May 21, 2014	$17.00	$16.97	$17.03
May 22, 2014	$17.00	$16.97	$17.03
May 23, 2014	$17.00	$16.97	$17.03
May 27, 2014	$17.02	$16.99	$17.04
May 28, 2014	$17.02	$16.99	$17.04
May 29, 2014	$17.00	$16.97	$17.03
May 30, 2014	$17.00	$16.97	$17.03
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” in the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.

Redemption Limit
As disclosed on our website, as of March 31, 2014, our NAV was $81,726,876. As of April 1, 2014, the redemption limit for the quarter ending June 30, 2014 was 10% of our NAV as of March 31, 2014. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of May 31, 2014 has not been reduced below 10% of our NAV as of March 31, 2014.
Neither the Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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